

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2014

Via E-mail
Mr. Min Xu
Chief Financial Officer
UTStarcom Holdings Corp.
Union 7, Level 23, One Island East,
18 Westlands Road
Hong Kong

> **Re:** **UTStarcom Holdings Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 18, 2014**
> **Response dated October 28, 2014**
> **File No. 001-35216**

Dear Mr. Xu:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 3 – Divestitures, page F-29

1. We note your response to comment 4. You state on page 5 that you completed the divestiture of the IPTV business to redeploy capital to support higher return opportunities and reduce operating expenses. However, based on your risk factor discussion on page 25, it appears that restrictions on foreign ownership of enterprises operating in certain business sectors in the PRC, such as the IPTV business, required that you divest of your equity interest in the IPTV business. Please clarify whether you were required to divest of or otherwise restructure your interest in the IPTV business for regulatory reasons. Also tell us how you considered the guidance in ASC 810-10-15-14 and ASC 810-10-25-38 in determining whether the new IPTV business, UTStarcom Hong Kong Holding(s) Ltd, is a VIE, and whether the company is the primary beneficiary. Include detailed

consideration of rights attributable to the company through the convertible bond, as well as any rights conveyed through other contractual arrangements, the new business' capital structure, equity investment at risk, and its ability to finance its operations without additional financial support.

Note 6 – Cash, Cash Equivalents and Investments, page F-38

iTV Media Inc or iTV, pages F-38 and F-40

2.   We note your response to comment 5. You mention $2.2 million of funding from other parties while the company has contributed at least $55.1 million in capital to iTV since it's deconsolidation in June 2012. Please explain to us why you believe the CEO's control is substantive while iTV appears to be dependent on the company for financing. In that regard, you state that the company has not been involved in iTV's operations since deconsolidation. Please note, however, that the guidance in ASC 810-10-25-38B states that a reporting entity does not have to exercise its power in order to have power to direct the activities of the VIE. Please discuss fully, for us, all of the powers attributable to the company, either through debt or equity instruments it holds, or through any other contractual agreements, and how you considered those powers in determining whether the company is the primary beneficiary of iTV.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Kenya Gumbs, Senior Staff Accountant, at 202-551-3373 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3486 or me at 202-551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Robert S. Littlepage, for

                                                Larry Spirgel
                                                Assistant Director